650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 18, 2004

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attention:	Karen J. Garnett, Assistant Director

Peggy Kim, Attorney-Advisor

Re:	Google Inc.

Registration Statement on Form S-1

Initially filed August 4, 2004

File No. 333-117934

Ladies and Gentlemen:

On behalf of Google Inc. (“Google”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 16, 2004, relating to Google’s Registration Statement on Form S-1 (File No. 333-117934) (the “Registration Statement”) initially filed with the Commission on August 4, 2004.

On behalf of Google, we are concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 4 (compared against Amendment No. 3 to the Registration Statement filed on November 12, 2004). Amendment No. 4 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Google’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 4.

Form S-1

1.	Please update your financial statements to September 30, 2004 prior to effectiveness in accordance with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Registration Statement has been revised to include updated financial statements and related disclosure as of September 30, 2004.

PALO ALTO        AUSTIN        KIRKLAND        NEW YORK        RESTON        SALT LAKE CITY        SAN FRANCISCO

Securities and Exchange Commission

Re: Google Inc.

November 18, 2004

Principal Stockholders, page 99

2.	We note your response to prior comment 3. We reissue that part of our previous comment asking you to identify the natural persons who control investment and voting power over the shares of Legg Mason Fund Management. In addition, please continue to update the beneficial ownership table. We note that according to the Schedule 13G filed on November 15, 2004 Citadel Limited Partnership is a major shareholder.

In response to the Staff’s comment, we advise that Legg Mason Funds Management, Inc. and Legg Mason Capital Management, Inc. are wholly owned subsidiaries of Legg Mason, Inc., a publicly held corporation. We have revised our disclosure regarding Legg Mason’s beneficial ownership in the Registration Statement to include this information. The revised disclosure appears on page 100 of Amendment No. 4.

In addition, we advise the Staff that at November 15, 2004, as the result of recent conversion activity, there were outstanding 84,405,827 shares of Google’s Class A common stock and 189,509,541 shares of Google’s Class B common stock. Consequently, Citadel Limited Partnership was not a beneficial owner of more than five percent of any class of Google’s common stock at November 15, 2004 and, accordingly, Citadel Limited Partnership will not be included in the beneficial ownership table.

* * * * *

Securities and Exchange Commission

Re: Google Inc.

November 18, 2004

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650) 320-4652 or David Segre (650) 320-4554. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of David Segre and Christian Montegut (650) 493-6811. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Donald S. Harrison Donald S. Harrison, Esq.

Cc:	David C. Drummond, Esq.

Anna Itoi, Esq.

David J. Segre, Esq.

Christian E. Montegut, Esq.